UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 Commission File Number 0-17140

Tomkins plc
(Exact name of registrant as specified in its charter)

East Putney House 84 Upper Richmond Road London SW15 2ST, United Kingdom +44 20 8871 4544
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value 9c per share1 American Depositary Shares (each of which represents four Ordinary Shares)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 1

___________________
1 Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares

Pursuant to the requirements of the Securities Exchange Act of 1934, Tomkins plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 11, 2010	By:	/s/ Denise Patricia Burton
Name: Denise Patricia Burton
Title: Company Secretary